UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE 14F-1
________________________

     Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

HIGHLAND RIDGE, INC.
(Exact name of registrant as specified in its corporate charter)

000-53432
(Commission File No.)

Delaware	13-4013027
(State of Incorporation)	(IRS Employer Identification No.)

Xinqiao Industrial Park
Jingde County, Anhui Province, 242600
People’s Republic of China
(Address of principal executive offices)

(86) 563 8023488
(Registrant's telephone number)

__________________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
__________________________________________________________________________________

HIGHLAND RIDGE, INC.
Xinqiao Industrial Park
Jingde County, Anhui Province, 242600
People’s Republic Of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 14, 2010 to the holders of record at the close of business on May 4, 2010 (the “Record Date”) of the common stock, par value $0.001 per share (“Common Stock”) of Highland Ridge, Inc., a Delaware company (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated May 4, 2010, among the Company, TEC Technology Limited, a Hong Kong limited company, and its sole shareholder (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on May 4, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Highland Ridge, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on May 10, 2010.

On the Record Date, 30,181,552 Common Stock shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On May 4, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of TEC Technology Limited (“TEC”) in exchange for 19,194,421 shares of our Common Stock, representing 63.6% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Ms. Jiaojiao Jiao, our sole director and officer, resigned from all offices of the Company that she held. On May 4, 2010, Ms. Jiao also resigned as the sole director of the Company, effective ten (10) days following the mailing of this information statement to our shareholders (the “Effective Date”), and Mr. Chun Lu, was appointed as Director and Chair of our Board of Directors, effective immediately. Also upon the closing of the reverse acquisition, our board of directors increased its size to 3 members and appointed Mr. Xiaoxiang Liu and Mr. Wei Zhang to fill the vacancies created by such increase, effective as of the Effective Date. In addition, our board of directors appointed Mr. Lu to serve as our Chief Executive Officer, Mr. Yuhua Yang to serve as our Chief Financial Officer, Treasurer and Secretary, Mr. Baojia He to serve as our Chief Technology Officer, Mr. Jianming Wang to serve as our Chief Operating Officer, Mr. Xiaoxiang Liu to serve as our Chief Administrative Officer and Mr. Debin Chen to serve as our Vice President of Sales and Marketing, effective on the Closing Date.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Common Stock as of May 4, 2010 (i) by each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Room 4002, RongChao Landmark, 4028 Jintian Rd, Futian District, Shenzhen 518070, People’s Republic of China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Officers and Directors
Chun Lu	Chairman, CEO and President	Common Stock, $0.001 par value	0(3)	*
Yuhua Yang	CFO, Treasurer and Secretary	Common Stock, $0.001 par value	0	*
Xiaoxiang Liu	Director	Common Stock, $0.001 par value	0	*
Wei Zhang	Director	Common Stock, $0.001 par value	0	*
All officers and directors as a group (4 persons named above)		Common Stock, $0.001 par value	0	*
5% Security Holders
Hua Peng Phillip Wong	--	Common Stock, $0.001 par value	17,797,372(3)	58.97%
AMTT Digital A Limited	--	Common Stock, $0.001 par value	4,130,000(4)	13.68%
Ying Liu	--	Common Stock, $0.001 par value	2,490,129	8.25%

_____________
* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our Common Stock.

(2)

A total of 30,181,552 shares of our Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of May 4, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)

The shares held by Mr. Wong are subject to an option agreement, dated May 4, 2010, which gives our Chief Executive Officer, Mr. Lu, an option to acquire 17,797,372 shares our Common Stock currently owned by Mr. Wong.

(4)	Includes 4,130,000 shares held by AMTT Digital A Limited, which is owned and controlled by Jian Wu.

Changes in Control

Pursuant to an option agreement, dated May 4, 2010, among TEC, our controlling shareholder, Mr. Hua Peng Phillip Wong, and our Chairman, Mr. Lu, Mr. Lu was granted an option to acquire 17,797,372 shares our Common Stock currently owned by Mr. Wong, for an aggregate exercise price of $1,000,000. For details regarding this option agreement, see our disclosures under “Transactions with Related Persons” below. Other than the foregoing, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, Ms. Jiaojiao Jiao was our sole director and officer, who was elected to serve until her successor is duly elected and qualified. Ms. Jiao has resigned from all offices of the Company that she held, and she also has resigned as the sole director of the Company, effective ten (10) days following the Effective Date. Mr. Chun Lu, was appointed as Director and Chair of our Board of Directors, effective immediately. Also upon the closing of the reverse acquisition, our board of directors increased its size to 3 members and appointed Mr. Xiaoxiang Liu and Mr. Wei Zhang to fill the vacancies created by such increase, effective as of the Effective Date. In addition, on the Closing Date our board of directors appointed the new executive officers as listed below.

Directors and Executive Officers

The following sets forth information about our directors and executive officers as of the date of this report:

NAME	AGE	POSITION
Chun Lu	36	Chairman and Chief Executive Officer
Yuhua Yang	34	Chief Financial Officer
Xiaoxiang Liu	40	Director
Wei Zhang	41	Lead Director

Mr. Chun Lu. Mr. Lu has been our Chairman since May 4, 2010 and has served as the President of our subsidiary TEC Tower, since its inception in 2006. Prior to joining us, Mr. Lu was the general manager at Hangzhou Tianye Communication Equipment Co. from January 2002 to March 2006. Mr. Lu holds a bachelor’s degree from Zhejiang Industrial and Commerce University in International Trade.

Mr. Yuhua Yang. Mr. Yang has served as our Chief Financial Officer since May 4, 2010 and has served as the Director of Finance of our subsidiary TEC Tower, since February 2010. Prior to joining us, Mr. Yang worked as the chief accountant at Yancheng Casing Co. from December 2003 to February 2010. Mr. Yang holds a bachelor’s degree from the College of Finance and Economy at Lianyungang City, majoring in Taxation.

Mr. Xiaoxiang Liu. Mr. Liu was appointed by our Board of Directors on May 4, 2010, to serve as our Director, effective as of the Effective Date and has served as the General Manager of our subsidiary TEC Tower since 2008, and our Chief Administrative Officer since May 4, 2010.. Prior to joining us, Mr. Liu served as the president of Jingde County Branch of Industrial Commercial and Business Bank August 2005 December 2007, and as a customer manager at the same branch from July 2003 to August 2005. Mr. Liu holds a bachelor’s degree in Economics from the Open University of China in 2004 and is a member of the Anhui Abacus Association.

Mr. Wei Zhang. Mr. Zhang was appointed by our Board of Directors on May 4, 2010, to serve as our Director, effective as of the Effective Date and has provided consulting services to our subsidiary Anhui TEC Tower Co., Ltd, since its inception in 2006. Prior to joining us, Mr. Zhang worked from 2000 and 2009, as a service manager for the Beijing Chaowai Railway. Mr. Zhang holds a bachelor’s degree in Business Administration from the Peking University.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person. Directors are elected until their successors are duly elected and qualified.

Family Relationships

There is no family relationship among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the 2009 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  On January 13, 2010, we entered into and closed a share purchase agreement with Michael Anthony, our CEO at the time, and certain accredited purchasers signatory thereto, pursuant to which, we sold an aggregate of 10,880,000 shares of our Common Stock to the purchasers for a total of $225,000. In connection with the closing of the share purchase agreement, Mr. Anthony resigned from all positions in the Company held by him and Ms. Jiao was appointed as our President, Chief Executive Officer, Treasurer and Secretary effective immediately. Mr. Anthony also resigned as the sole director of the Company and Ms. Jiao was appointed as the sole director and Chair of the Board of Directors effective ten (10) days following the filing and mailing of the Schedule 14f-1 which we filed on January 13, 2010.

  Simultaneously with and as a condition to the closing of the share purchase agreement, we re-purchased 10,880,000 common shares from Corporate Services International Profit Sharing and Century Capital Partners, LLC, which are both beneficially owned by Mr. Anthony, for an aggregate purchase price of $225,000, as contemplated by a repurchase agreement, dated January 13, 2010, by and among the Company, Corporate Services International Profit Sharing and Century Capital Partners, LLC. Immediately following the closing of the share purchase agreement and the repurchase agreement, the Purchasers held 99% of our Common Stock resulting in a change in control of the Company.

  On May 4, 2010, our Chairman, Mr. Chun Lu, entered into an option agreement with TEC and Mr. Hua Peng Phillip Wong, our controlling shareholder, pursuant to which Mr. Lu was granted an option to acquire 17,797,372 shares our Common Stock currently owned by Mr. Wong for an aggregate exercise price of $1,000,000. Mr. Lu may exercise this option, in whole but not in part, during the period commencing on the 365th day following of the date of the option agreement and ending on the second anniversary of the date thereof.

  Prior to our reverse merger transaction and TEC’s acquisition of TEC Towers, TEC Towers was still a private company and loaned funds to certain of its officers, directors and control persons from time to time. Such amounts were unsecured, interest free and had no fixed term of repayment. As at December 31, 2009, the following amounts were due and payable to the Company:

  $908,593 was due from Mr. Lu, our Chairman;

  $308,534 was due from Mr. Lu’s wife, Ms. Zhu Yi Ping; and

  $2,105,010 due from Anhui TaiKe Real Estate Co., Limited, an entity owned and controlled by Mr. Lu.

As of May 4, 2010, all such amounts were repaid to the Company in full in connection with the closing of the reverse merger transaction. We understand that the Company and its subsidiaries would have been prohibited from making each of the foregoing loans under Section 402 of the Sarbanes Oxley Act of 2002 (the “Act”). We confirm that the Company will comply with the requirements of the Act going forward.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

  the risks, costs and benefits to us;

  the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  the terms of the transaction;

  the availability of other sources for comparable services or products; and

  the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2009, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Governance Structure and Board Committees

After the Effective Date, the Company is governed by a Board of Directors that currently consists of three members: Chun Lu, Wei Zhang and Xiaoxiang Liu, with Mr. Lu serving as Board Chairman and Mr. Zhang serving as Lead Director. None of the Company’s directors are “independent” as that term is defined by the Nasdaq Stock Market Rules, however the Company intends to appoint one or more independent directors in the near future. The Board may also establish and delegate some of its functions to various committees.

The Board believes the interests of all stockholders are best served at the present time through a leadership model with a combined Chairman/CEO position and a Lead Director. However, the Board retains authority to amend the By-Laws to separate the positions of Chairman and CEO at any time. The current CEO possesses an in-depth knowledge of the Company, its integrated operations in China, and the array of challenges to be faced, gained through over 15 years of successful experience. The Board believes that these experiences and other insights put the CEO in the best position to provide broad leadership for the Board as it considers strategy and as it exercises its fiduciary responsibilities to its stockholders.

The Board established the role of Lead Director and has appointed Mr. Wei Zhang, to serve in this capacity to remain in the position at least through the annual meeting of stockholders. The Leading Director’s duties include chairing executive sessions of the independent directors; chairing meetings of the Board in the absence of the Chairman; and, working closely with the Chairman in developing Board agendas, topics, schedules, and in reviewing materials provided to the directors.

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

The Board’s Role in Risk Oversight

The Board is charged with oversight of and safeguarding the assets of the Company and with maintaining appropriate financial and other controls, and conducting the Company’s business wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the Board of Directors’ oversight of the various risks facing the Company. In this regard, the Board seeks to understand and oversee critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company’s business strategy. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its objectives.

While the Board oversees risk management, Company management is charged with managing risk. The Company has robust internal processes and a strong internal control environment to identify and manage risks and to communicate with the Board. The Board monitors and evaluate the effectiveness of the internal controls and the risk management program at least annually. Management communicates routinely with the Board and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management. The Board implements its risk oversight function as a whole but intends to establish and delegate this risk oversight function to various committees in the future.

Director Qualifications

Directors are responsible for overseeing the Company’s business consistent with their fiduciary duty to shareowners. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on the Company’s Board of Directors that are applicable to all Directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each Director. The Board considers the qualifications of Directors and Director candidates individually and in the broader context of the Board’s overall composition and the Company’s current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, the Board considers the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors the Board determines are pertinent in light of the current needs of the Board. The Board also takes into account the ability of a Director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board requires that each Director be a recognized person of high integrity with a proven record of success in his or her field. Each Director must demonstrate respect for and an ability and willingness to learn corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to ethical business practices. In addition to the qualifications required of all Directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of professional and academic experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities. The Company is a U.S. public company that offers tower products to end users in the electric transmission and wireless communications industry in China. Therefore, the Board believes that a diversity of professional experiences in tower construction and the electric transmission and wireless communications industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board.

Set forth below is a tabular disclosure summarizing some of the specific qualifications, attributes, skills and experiences of our directors.

Director	Titles	Material Qualifications
Chun Lu	Chairman of the Board Chief Executive Officer	• Co-founder of the Company

• Chairman and Chief Executive Officer of the Company’s oldest subsidiary, TEC Tower, since its incorporation

• Holds a bachelor’s degree in International Trade

• Mr. Lu contributes invaluable long-term knowledge of the Company’s business and operations and extensive experience in the communication and power equipment market

Xiaoxiang Liu	Director	• Holds a bachelor’s degree in Economics

• Experience in finance and banking as head of a bank

• Member of the Anhui Abacus Association

• Mr. Liu’s extensive experience in the industrial financial market and strong knowledge of the banking industry makes him a key member of our management staff and a valuable member of our board of directors

Wei Zhang	Lead Director	• Holds a bachelor’s degree in Business Administration • Mr. Zhang contributes his extensive knowledge and hands-on experience in the power utility industry to the Board

Stockholder Communication with the Board of Directors.

Stockholders may communicate with the Board by sending a letter to our board of directors, c/o Corporate Secretary, Highland Ridge, Inc., Xinqiao Industrial Park, Jingde County, Anhui Province, 242600, People's Republic of China, for submission to the board or committee or to any specific director to whom the correspondence is directed. Stockholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial stockholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the Board will be forwarded promptly to the chairman of the Board, the appropriate committee or the specific director, as applicable.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Chun Lu, Chairman and Chief Executive Officer (1)	2009	3,163	0	0	0	0	0	0	3,163
	2008	3,163	0	0	0	0	0	0	3,163
Yuhua Yang Chief Financial Officer (2)	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0
Jiaojiao Jiao, former CEO and President(3)	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0
Michael Anthony, former CEO and President (4)	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0

(1)

On May 4, 2010, we acquired TEC in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Lu became our President and Chairman, effective immediately. Prior to the effective date of the reverse acquisition, Mr. Lu served as President of TEC’s subsidiary TEC Tower. The annual, long term and other compensation shown in this table include the amount Mr. Lu received from such subsidiary prior to the consummation of the reverse acquisition.

(2)	Mr. Yang was appointed as our Chief Financial Officer on May 4, 2010, in connection with our reverse acquisition of TEC.

(3)

After the closing of the reverse acquisition of TEC on May 4, 2010, Ms. Jiaojiao Jiao resigned from all offices she held with us and from her position as our director, effective as of the tenth day following the mailing of an Information Statement on Schedule 14f-1.

(4)	Mr. Michael Anthony served as our President and sole director from October 13, 2007 until his resignation and appointment of Ms. Jiao on January 13, 2010.

Our top three most compensated executives, other than our CEO and CFO, and our top two most compensated employees, other than the CEO, CFO and the top three executives, are listed in the table below along with their respective salary amounts for each of 2008 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Xiaoxiang Liu, Chief Administrative Officer	2009	29,283	0	0	0	0	0	0	29,283
	2008	29,283	0	0	0	0	0	0	29,283
Jianming Wang Chief Operating Officer	2009	58,565	0	0	0	0	0	0	58,565
	2008	0	0	0	0	0	0	0	0
Debin Chen, Vice President of Sales and Marketing	2009	117,130	0	0	0	0	0	0	117,130
	2008	0	0	0	0	0	0	0	0
Rundong Pan,	2009	12,299	0	0	0	0	0	0	12,299
Director of Integration	2008	12,299	0	0	0	0	0	0	12,299
Yueming Xu Director of Systems	2009	10,542	0	0	0	0	0	0	10,542
	2008	10,542	0	0	0	0	0	0	10,542

Summary of Employment Agreements and Material Terms

Prior to our reverse acquisition, our operating subsidiary was a private limited company organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders. In addition, each employee is required to enter into an employment agreement executed by our human resources department and our financial department. Accordingly, all our employees, including Mr. Chun Lu, our Chairman and Chief Executive Officer, Mr. Yuhua Yang, our Chief Financial Officer, Mr. Baojia He, our Chief Technology Officer, Mr. Jianming Wang, Chief Operating Officer, Mr. Xiaoxiang Liu, our Chief Administrative Officer and Mr. Debin Chen, our Vice President of Sales and Marketing, have executed our employment agreement. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Mr. Lu’s employment agreement provides for an annual salary of RMB 21,600 (approximately $3,163), Mr. Yang’s employment agreement provides for an annual salary of RMB 18,000 (approximately $2,635), Mr. He’s employment agreement provides for an annual salary of RMB400,000 (approximately $58,565), Mr. Wang’s employment agreement provides for an annual salary of RMB400,000 (approximately $58,565), Ms. Liu’s employment agreement provides for an annual salary of RMB200,000 (approximately $29,283) and Mr. Chen’s employment agreement provides for an annual salary of RMB800,000(approximately $117,130).

Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to the officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we will compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2009.

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          Pursuant to the requirements of the Securities Exchange Act of 1934, Highland Ridge, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 13, 2010

HIGHLAND RIDGE, INC.

/s/ Chun Lu
Chun Lu
Chief Executive Officer